26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong
Telephone: +852 3761 3300 Facsimile: +852 3761 3301	David Zhang To Call Writer Directly +852 3761 3318
www.kirkland.com	david.zhang@kirkland.com

VIA EDGAR

April 24, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jessica Livingston

Re:	Lion Group Holding Ltd. Registration Statement on Form F-4 Filed March 23, 2020 File No. 333-237336

Dear Ms. Livingston:

On behalf of Lion Group Holding Ltd. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 16, 2020, regarding the Company’s Registration Statement on Form F-4 (the “Registration Statement”) filed on March 23, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No.1 to the Registration Statement on Form F-4 (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Form F-4 Filed March 23, 2020

Prospectus Cover Page, page i

1.	Revise the prospectus cover page to disclose the number of A and B shares that will be issued to the sellers and the rule, regulation, or exemption under which they will be issued. In addition, supplementally advise the staff of the facts relied upon in making this determination.

In response to the Staff’s comment, the Company has revised the prospectus cover page as requested.

The Company advises the Staff that it will issue the Class A Ordinary Shares and Class B Ordinary Shares to the sellers pursuant to the registration exemption made available in Regulation S under the Securities Act. The Company has determined that it can rely on this exemption because (i) the Company was incorporated as a Cayman Islands exempted company and is a foreign issuer, (ii) none of the sellers are U.S. persons, (iii) the issuance of the Class A Ordinary Shares and Class B Ordinary Shares will be made in an offshore transaction, and (iv) there were no directed selling efforts into the United States with respect to the issuance of the Class A Ordinary Shares and Class B Ordinary Shares.

U.S. Securities & Exchange Commission

April 24, 2020

2.	Noting your last risk factor on page 33 and disclosure indicating that there will be a concentration of ownership post-offering, please clarify whether the company will be a "controlled company" under the definition of the NASDAQ stock exchange after the offering and provide appropriate disclosure here, in your prospectus summary and in the main document, as appropriate. Include disclosure of any exemptions available to you as a result and whether or not you currently intend to use any such exemptions. Also make corresponding changes to the related risk factor.

The Company hereby confirms that after the offering it will be a “controlled company” as defined in the Nasdaq Stock Market LLC listing rules. The Company has revised its disclosure on the prospectus cover page and page 40 as requested.

Frequently Used Terms, page 1

3.	Add “CFD” to the list of Frequently Used Terms.

In response to the Staff’s comment, the Company has added the definition of “CFD” to the list of Frequently Used Terms on page 1.

Summary of the Material Terms of the Business Combination, page 4

4.	Revise to add a “Recent Developments” section and disclose any material changes since the date of the financial statements presented in the filing, including, but not limited to, the performance of the newly started TRS trading service, referenced on page 40.

In response to the Staff’s comment, the Company has revised its disclosure on page 5 as requested.

5.	Revise the fourth paragraph to disclose the aggregate value, after adjustments, as of the most recent practicable date. In addition, disclose the shares to be issued (or range thereof), the escrow arrangements, the earn-out provisions and any other possible material adjustment to the consideration being paid.

In response to the Staff’s comment, the Company has revised its disclosure on page 4 as requested.

6.	Noting the significant influx of cash, subject to reductions from possible redemptions, disclose how the funds will be utilized. In this regard, disclose whether there are any plans, arrangements, and/or understanding to make any acquisitions.

In response to the Staff’s comment, the Company has included the requested disclosure on page 102 as requested.

U.S. Securities & Exchange Commission

April 24, 2020

Questions and Answers About the Proposals, page 6

7.	Revise the Q&A regarding the valuation report to include the disclosures required by Item 1015(b) of Regulation M-A. See also Rule 14(b)(6) of Schedule 14A.

In response to the Staff’s comment, the Company has revised its disclosure on page 8 as requested.

Interests of Proficient’s Directors and Officers in the Business Combination, page 19

8.	Revise to disclose any finder’s fees to be paid. In addition, noting the disclosure in the first paragraph on page 20 that prior to the meeting shareholders may purchase shares from holders “who vote, or indicate an intention to vote, against the Business Combination proposal” revise to clarify how these scenarios might occur, and why they would not involve material non-public information.

In response to the Staff’s comment, the Company has revised its disclosure on pages 19, 20, 79 and 159 as requested.

Risk Factors, page 31

9.	Revise to add a risk factor on the material dilution for Proficient holders, both on a no redemption and maximum allowable redemption basis.

In response to the Staff’s comment, the Company has revised its disclosure on page 31 as requested.

10.	Please discuss here and elsewhere as appropriate the likelihood, business impact and related risks of being required to register as a U.S. broker/dealer, Investment Advisor, Investment Company or pursuant to the Commodity Exchange Act given the proposed listing of your stock in the United States and the potential for U.S. residents to become clients despite your screening and other KYC procedures or advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 52 as requested.

Pubco and/or its non-U.S. subsidiaries could be CFCs, page 33

11.	For clarity, please spell out the abbreviation, CFC, either in the subtitle or in the first sentence of the risk factor.

In response to the Staff’s comment, the Company has revised its disclosure on page 32 as requested.

U.S. Securities & Exchange Commission

April 24, 2020

Transactions and Organizational Structure…,, page 72

12.	For each entity listed on the chart, revise to add a paragraph briefly describing their purpose, whether or not they are active, and their assets and revenues at and thru the current period presented in the financial statements included in the prospectus.

In response to the Staff’s comment, the Company has revised its disclosure on page 73 as requested. The Company advises the Staff that it presents its financial information on a consolidated basis using consistent accounting policies in accordance with U.S. generally accepted accounting principles. In so doing, all intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the group are eliminated in consolidation. The standalone amounts of assets and revenues of each of the Company’s subsidiaries were prepared without consolidation elimination adjustments and so presenting them might cause confusion to investors. The Company evaluates its financial performance based on its business lines, rather than on individual subsidiaries, and believes that it is not meaningful to disclose the standalone amounts of assets and revenues of each of the Company’s subsidiaries in the Form F-4.

Pro Forma Combined Balance Sheet, page 93

13.	Please revise to more clearly explain how you measured the impact of pro forma adjustment (5) and why it results in a decrease in liabilities on a pro forma basis.

In response to the Staff’s comment, the Company has revised its disclosure on page 94 as requested.

CFD Trading Services, page 121

14.	We note you describe the three different ways you facilitate a client's CFD trade. Please revise to approximate how often each method was used for each period presented, discuss the advantages and benefits to you of each method to help a reader understand the reasons you choose a certain method and explain how each method impacts your financial results.

In response to the Staff’s comment, the Company has revised its disclosure on page 122 as requested.

15.	Noting the significant leverage, revise to add a risk factor on possible losses related to this leverage provided or advise. In addition, disclose the aggregate amount and number of leverage (or margin) loans provided during the last period reflected by the financial statements.

In response to the Staff’s comment, the Company has revised its disclosure on pages 47 and 122 as requested. The Company advises the Staff that all of its CFD trades in 2019, being 806,111 lots, were leveraged CFD products, meaning traders can amplify their profits or losses by leveraging their trades. However, the Company did not provide any leverage (or margin) loans to any of its users, nor did it keep in records a notional aggregate amount of these trades.

U.S. Securities & Exchange Commission

April 24, 2020

16.	Please disclose any markets in which you operate where that country's regulations prohibit or restrict CFD trading and briefly describe the restrictions and how they are accommodated in your online trading environment.

In response to the Staff’s comment, the Company has revised its disclosure on page 121 to clarify that its Cayman Islands subsidiary, Lion Brokers Limited, holds the CIMA Full Securities Investment Business License, which allows it to act as a broker dealer and market maker in facilitating CFD trading in the Cayman Islands. All of the Company’s CFD trades are conducted on the platform of Lion Brokers Limited within the scope granted by the CIMA Full Securities Investment Business License. The Company’s CFD trading activities are not regulated by any other country or jurisdiction.

Business of Lion

Insurance Brokerage Services, page 122

17.	We note your disclosure that your insurance commission income has decreased over the past few years largely due to more stringent foreign exchange controls in China and the unstable political environment in Hong Kong in 2019. Please revise to provide additional information regarding the more stringent foreign exchange controls in China and its specific impact on your commission income to allow an investor to more fully understand known trends and uncertainties.

In response to the Staff’s comment, the Company has revised its disclosure on page 122 as requested.

Lion's Management’s Discussion and Analysis of Financial Condition and Results of Operations

Regulatory environment and compliance, page 139

18.	Noting the statement regarding expansion into new markets subjecting you to local regulations that could be burdensome, please expand here and elsewhere, as appropriate, to disclose any intentions or plans regarding new markets you expect to enter or plan to not enter.

In response to the Staff’s comment, the Company has revised its disclosure on pages 120 and 139 as requested.

Key Components of Results of Operations

CFD Trading Services Income, page 140

19.	Please revise to quantify the amount of revenue related to (i) commissions, (ii) dealing bid/offer spreads, (iii) trading profit and (iv) interest rate differences for each period presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 140 as requested.

U.S. Securities & Exchange Commission

April 24, 2020

Certain Relationships and Related Party Transactions

Lion Related Party Transactions and Policies, page 161

20.	Noting the statement here that there were no related party transactions and noting the disclosures on page F-42 of related party transactions, please revise or advise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 146 and 147 as requested.

Lion Financial Group Limited Financial Statements

Note 8 - Related Parties, page F-42

21.	Please provide us an accounting analysis that supports your policy to present advances from your shareholder to fund working capital needs or the repayment of advances to your shareholder in the equity section of your balance sheet as opposed to presenting them as liabilities or receivables.

The Company received subscription payments from its shareholder to meet the capital needs, which were reflected in the consolidated statements of changes in equity. In addition, the sole shareholder also funded the Company’s working capital needs and the Company repaid and provided advances to the shareholder from time to time, which were recorded in due from or due to shareholder included in the consolidated balance sheets. Any advances received from and made to the shareholder are non-interest bearing and due on demand.

For the nine-month period ended September 30, 2019, advances made to shareholder in the aggregate amount of $6,532,977 should have been moved out of equity and reclassified as due from shareholder included in the consolidated balance sheets.

Subsequent to September 30, 2019, amounts due from shareholder were settled through a return of capital in the amount of $1,875,406 and dividends declared in the amount of $4,608,715. As a result, due from shareholder was reduced to zero as of December 31, 2019. The aforementioned transactions were appropriately reflected in the Company’s consolidated financial statements as of and for the year ended December 31, 2019.

22.	Please revise to more clearly discuss and quantify the types of payments made from and to your shareholder. For example, we note disclosures in the filing of subscription payments, advances from your shareholder, repayment of advances to your shareholder, and other payments to your shareholder. Your disclosure should allow an investor to fully understand the contractual obligations of your shareholder and the company relating to each type of activity.

In response to the Staff’s comment, the Company has revised Notes 7 and 8 to its consolidated financial statements for the year ended December 31, 2019 on page F-43 as requested.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at david.zhang@kirkland.com or by telephone at +852-3761-3318, or Ben James at ben.james@kirkland.com, or by telephone at +852-3761-3412.

U.S. Securities & Exchange Commission

April 24, 2020

Sincerely,

/s/ David T. Zhang

cc:	Jian Wang, Chairman of the Board
Benjamin S. Reichel, Esq. Partner, Ellenoff Grossman & Schole LLP